DRIFTWOOD VENTURES, INC
                                14363 Park Drive
                            Surrey, British Columbia
                                 Canada V3R 5P2

March 2, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:   Janice McGuirk

Dear Sirs:

Re: Driftwood Ventures, Inc. - Registration Statement on Form SB-2 Amendment No. 3 - File No. 333-124829

Further to your letter dated January 31, 2006 concerning the deficiencies in our registration statement on Form SB-2, we provide the following responses:

Summary
-------
1. We reiterate our previous comment 5 in the staff's letter dated September 21, 2005. Please disclose the price Ms. Tan paid for the property or discuss in the prospectus the explanation that you provided in your supplemental response to comment 5 in our letter of December 23, 2005.

         We have added the following:

         Our search of mineral claim records shows that Mr. Laurie Stephenson was the former owner of the mineral claim. The amount Ms. Tan paid Mr. Stephenson for the mineral claim is not of public record.

Organization within the last five years
---------------------------------------

2. We note from the disclosure in the second paragraph that the company was "essentially dormant" from incorporation on February 13, 2003 until November 2004. In this regard, please disclose what the company's plan of business was at the time of incorporation.

         We have added the following:

         Our plan of business at the time of incorporation was to acquire an interest in mineral claims and to conduct exploration on them.

Description of business
-----------------------
3. Please insure that the discussion is updated to include Mr. Stephenson's summary and interpretation of the results from the phase one program that are to be made available this month. Also provide us with a copy of the summary and interpretation of the results that he intends to provide to the company.

         We have added Mr. Stephenson's summary and interpretation of results of phase one exploration. We also enclose a copy of Mr. Stephenson's report.

4. Please provide your supplemental response to comment 20, in the company's letter dated December 23, 2005, that the company has spent $3,400 in exploration and provide the date.

         We have disclosed the amount and date of the phase one exploration work.

5. With respect to your supplemental response to our previous comment 21, we cannot locate the geological report. Please furnish a copy with the next amendment.

         We enclose a copy of the noted geological report.

 Plan of operations
-------------------

6. We note the uncertainty of the company's ability to complete phases three and four programs because of possible unfavorable results from phase two program or from a lack or funding. In light of this uncertainty, please describe what business, if any, the company expects to continue if it would not be able to continue with either phase three or four program. For example, would the company dissolve. Please explain. If the company business plan is subject to change, please include a risk factor in the risk factor section regarding this uncertainty of the company's business plan. We may have further comment

         We have added the following:

         The company would seek to acquire other mineral  claims should  further
         exploration  of  its  Silver  Creek  claims  be  discontinued   due  to
         unfavorable exploration results.

         We have not added an additional risk factor that our business plan is subject to change, as our business would continue to be mineral exploration.

7. As previously requested in the staff's comment 25, in our letter dated September 21, 2005, please describe the company's day to day operations that will be carried out by management.

         We have updated the plan of operations to describe the company's day to day operations that will be carried out by management.

8. We note the new disclosure that total expenditures over the next twelve months are therefore expected to be $420,000. As of December 23, we have cash on hand of $0. This amount will cover the cost of the phase two exploration program. Please revise as appropriate to correct the disclosure.

         We have revised the disclosure to reflect the anticipated time line for phase two and three exploration. The time line anticipates that phase three exploration, should phase two exploration results be positive, will take place in the summer of 2007 or after the company is listed on the OTC Bulletin Board. Consequently, the $5,000 cost of phase two exploration and the $15,000 administration expenses, which includes the $11,500 cost of this offering document, would be our only expected expenditures of the next twelve months.

9. We note that the Company's cash on hand is $0 and that the company's estimated offering expenses are $11,500. Please explain how the company will be able to fund phase two exploration given the company's available cash and other expenses.

         We have disclosed that the company's president Mr. Steve Chan loaned the company $20,000 on January 15, 2006 to finance the next twelve months expenses.

10. Please describe in more detail the equity financing the company could undertake. Would the company pursue a private or public offering? Please explain.

         We have added the following:

         Until such time as the company is listed on the OTC Bulletin Board, it expects to be financed by loans from directors and the issue of its common stock by way of private placement.

Description of Property
-----------------------

11.      As  previously  requested  in comment 33, in the staff's  letter  dated
         September 21,  2005,   please  describe  the  company's  offices in New
         Westminster, British Columbia.

         We have inserted the following:

         Our office has relocated to 1463 Park Drive Surrey, British Columbia during December 2005. Our offices are located in the home of our president, Mr. Steve Chan. It's approximately 150 square feet in size. It contains office furniture and equipment sufficient to administer our business.

12. Also, we note that Mr. Chan provides the office space to the company "free of charge". We further note under "Results of Operations for the period from Inception..." the donated services and rent of $7,700. Please revise to make disclosure consistent.

         We have amended the wording to make the disclosure consistent.

Financial Statements
--------------------

13. We have reviewed your response to comment 35 and it does not appear that the company provided a complete set of audited financial statements for the period ended December 31, 2004; therefore the comment is being reissued in its entirety. Please include the audited financial statements, along with the report from your independent registered public accounting firm for the year ended December 31, 2004 in the registration statement. Please refer to the guidance in Item 310(a) of Regulation S-B.

         We have included the audited financial statements for the years ended December 31, 2005 and 2004.

Exhibits

14. Revise your legality opinion to indicate that the opinion opines upon Nevada Law including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws.

         We have filed as an exhibit the revised legal opinion that opines upon Nevada law.

         Yours truly,

         /s/ Steven Chan

         Driftwood Ventures, Inc.
         Steven Chan, President